SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

13/F, One International Finance Centre,

1 Harbour View Street, Central,

Hong Kong, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc repositions its India operations through

a controlling stake in Bharti Life Insurance

17 May 2026, Hong Kong – Prudential plc (“Prudential”), a leading insurer and asset manager in Asia and Africa, today announced that as part of a strategic repositioning of its India operations it has agreed to acquire a 75% stake in Bharti Life Insurance Company Limited (“Bharti Life”), a prominent Indian life insurer, from Bharti Life Ventures Pvt Ltd and 360 ONE Asset Management (“360 ONE”). Completion of the transaction remains subject to receipt of regulatory approvals and the satisfaction of other conditions.

Anil Wadhwani, Prudential plc’s CEO said, “India is a strategically important and exciting market for Prudential. By acquiring a controlling stake in Bharti Life, we are bringing together Prudential’s nearly 180 years of global insurance expertise and Bharti’s strong and growing local presence to serve the savings and protection needs of Indian consumers. Through this acquisition, we aim to contribute further to The Viksit Bharat Initiative¹ and, by extending access to our products and services to customers in India, act as a catalyst for achieving ‘Insurance for All by 2047’. Our joint partnership with the ICICI group of companies, has, for many decades, provided high-quality financial services solutions in India. We deeply appreciate this partnership and value our relationship with them.”

Overview and strategic rationale

India is a highly attractive market for Prudential, and this transaction is a strategic move to secure majority ownership of a life insurance business in the country. This will help strengthen Prudential’s ability to meet Indian customers’ insurance needs, with management and operational control over the offering of a broad suite of products and across multiple distribution channels. India is a vibrant market with positive demographic trends and structural growth opportunities. It has large, unmet demand for savings and protection with a low penetration of life insurance.

Bharti’s local reach, combined with Prudential’s long-established insurance expertise, will help expand access to life and health protection solutions for Indian consumers. The business is expected to leverage the combined brand strength of both Prudential and Bharti, reinforced by Prudential’s operational capabilities. Prudential expects to work closely with the other businesses of the Bharti Enterprises and related entities.

As part of the transaction, Bharti Life will also look into securing strategic distribution agreements with Bharti Airtel and 360 ONE.

Prudential’s India operations and regulatory considerations

Following completion, Prudential’s Indian operations will consist of majority-owned Bharti Life Insurance Company Limited and Prudential HCL Health Insurance Limited, and minority shareholdings in two listed entities, namely 35% of ICICI Prudential Asset Management Company Limited and 22% in ICICI Prudential Life Insurance Company Limited (“ICICIPru Life”).

Regulatory approvals for the transaction are expected to require Prudential to reduce its shareholding in ICICIPru Life to under 10%. Prudential is engaging with the relevant regulatory authorities on this process and will seek an appropriate timeframe for the divestment that may be required, in the interests of its shareholders.

Separately, Prudential continues to progress toward regulatory approvals for its standalone, majority-owned health insurance business in India. Health insurance operations are expected to commence during 2026 on receipt of these approvals.

Financial information

The transaction is for an initial cash consideration of ₹3,500 crore (c. $389 million²) payable on completion. The transaction will be funded from existing resources.

The transaction is expected to deliver compelling strategic and financial benefits for Prudential over time. Further details will be provided when regulatory consent has been received for the transaction.

It is expected that part of the proceeds from any divestment of ICICIPru Life will be used to support future growth in the business. The residual capital would contribute to Prudential’s free surplus.

There is potential additional consideration payable of up to ₹700 crore (c. $78 million²), dependent on the fulfilment of certain conditions.

Prudential maintains a strong balance sheet and low leverage. As at 31 December 2025, Prudential had holding company cash and short-term investments of $4.3 billion, a Group leverage ratio (Moody’s total leverage ratio) of 13%, a strong credit rating and regulatory capital, and a free surplus ratio of 211%³. This proposed transaction does not affect our previously communicated intention to return $7 billion to shareholders between 2024-2027.

Contacts

Media		Investors/Analysts
Simon Kutner	+44 7581 023260	Patrick Bowes	+852 2918 5468
Sonia Tsang	+852 5580 7525	William Elderkin	+44 2039 779215
Janice Wong	+852 6188 6381	Ming Hau	+44 2039 779293
Pavan Lall (Brunswick)	+91 9987247751	Bosco Cheung	+852 2918 5499
		Tianjiao Yu	+852 2918 5487

About Prudential plc

Prudential provides life and health insurance and asset management in Greater China, ASEAN, India and Africa. Prudential’s mission is to be the most trusted partner and protector for this generation and generations to come, by providing simple and accessible financial and health solutions. The business has dual primary listings on the Stock Exchange of Hong Kong (HKEX: 2378) and the London Stock Exchange (LSE: PRU). It also has a secondary listing on the Singapore Stock Exchange (SGX: K6S) and a listing on the New York Stock Exchange (NYSE: PUK) in the form of American Depositary Receipts. It is a constituent of the Hang Seng Composite Index and is also included for trading in the Shenzhen–Hong Kong Stock Connect programme and the Shanghai-Hong Kong Stock Connect programme.

Prudential is not affiliated in any manner with Prudential Financial, Inc. a company whose principal place of business is in the United States of America, nor with The Prudential Assurance Company Limited, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

www.prudentialplc.com/

About Bharti Life Insurance Company Limited

Bharti Life is an Indian life insurer within the broader Bharti ecosystem. Bharti Life, led by an experienced management team, operates through a diversified multi-channel model spanning proprietary distribution, direct distribution, bancassurance, corporate agents and brokers, and group business, supported by a broad product portfolio of life insurance solutions covering protection and long-term savings. Bharti Life is majority owned by the Bharti Enterprises, with a minority investment held by funds managed by 360 ONE Asset Management. For the financial year ended 31 March 2026, Bharti Life Insurance reported growth in New Business Premium of 44% year-on-year to ₹1,069 crore, representing a growth rate of around 3x the industry average4. The embedded value5 was ₹3,102 crore (c.$345 million²) as at 30 September 2025. For further information go to Life Insurance - Bharti AXA Life Insurance Company in India.

1.	See https://viksitindia.com/ for more information.
2.	INR 1 = USD 0.0111 as of 31 December 2025.
3.	Free surplus ratio is the Group’s internal measure of capital.
4.	Industry information may be found at https://irdai.gov.in/life.
5.	The embedded value stated is calculated on an Indian embedded value basis and is in respect of 100% of the business.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 18 May 2026

PRUDENTIAL PUBLIC LIMITED COMPANY

By:	/s/ Ben Bulmer

Ben Bulmer
Chief Financial Officer